222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005 CHICAGO • NEW YORK • WASHINGTON, D.C. LONDON • SAN FRANCISCO • LOS ANGELES
June 24, 2014

VIA EDGAR Ms. Laura Hatch Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	William Blair Funds (the “Trust”)
Registration Nos. 33-17463 and 811-5344

Dear Ms. Hatch:

On behalf of the Trust, this letter is in response to the comments you relayed during our telephone conference on May 30, 2014, regarding the Trust’s Annual Reports to Shareholders for the periods ending October 31, 2013 and December 31, 2013.

Comments

1.  Comment:     Certain Funds invest in the William Blair China A-Share Fund, LLC, an affiliated private fund.  Consider providing additional information regarding the China A-Share Fund (e.g., sector breakdown, top holdings) in the “Notes to Financial Statements.”

Response:     The Trust will take the staff’s suggestion under advisement in preparing the “Notes to Financial Statements.”

2.  Comment:    Pursuant to Rule 6-07(7) of Regulation S-X, in the Statement of Operations, state separately the net realized gain or loss on transactions in (1) investment securities of unaffiliated issuers and (2) investment securities of affiliated issuers.  The Small Cap Growth Fund, International Growth Fund, Institutional International Growth Fund and Emerging Markets Growth Fund had investments in affiliated issuers at December 31, 2013.

Response:     In future reports, net realized gain or loss on transactions in (1) investment securities of unaffiliated issuers and (2) investment securities of affiliated issuers will be stated

Ms. Laura Hatch
June 24, 2014

separately in the Statement of Operations.  The Trust notes that net realized gain (loss) on investment securities of affiliated issuers is currently disclosed for the applicable Funds in the affiliated holdings footnote within each Fund’s Schedule of Investments.

3.  Comment:     Under “Transactions with Affiliates” in the “Notes to Financial Statements,” disclose for each applicable Fund the date on which the Advisor’s right to reimbursement for previously waived fees and reimbursed expenses expires.

Response:     In future reports, the date on which the Advisor’s right to reimbursement for previously waived fees and reimbursed expenses expires will be included under “Transactions with Affiliates.”

4.  Comment:     Pursuant to Section 30(e)(6) of the Investment Company Act of 1940, as amended, under “Investment Transactions” in the “Notes to Financial Statements,” either (1) show purchases and sales of Government securities separately or (2) exclude purchases and sales of Government securities.

Response:     In future reports, purchases and sales of Government securities will be excluded from “Investment Transactions.”

5.  Comment:     Under “Significant Accounting Policies” in the “Notes to Financial Statements” in the October 31, 2013 Annual Report for the William Blair Commodity Strategy Long/Short Fund, the disclosure states that “[a]s of October 31, 2013, the total investment in the Subsidiary was $801,455, representing 6.1% of the net assets of CLS.”  The Fund’s Consolidated Portfolio of Investments shows an investment of $500,000 in the SSgA Prime Money Market Fund as being segregated as collateral for the total return swap.  Please state where the additional $301,455 of the Subsidiary’s assets are shown in the Consolidated Portfolio of Investments or, if not shown in the Consolidated Portfolio of Investments, how the additional $301,455 is shown in the Consolidated Statement of Assets and Liabilities.

Response:     As has previously been confirmed to the Staff, the financial statements of the Subsidiary are consolidated with the financial statements of the Fund.  Because the financial statements of the Fund and the Subsidiary are consolidated, a Consolidated Portfolio of Investments is generated and the specific assets of the Fund and the Subsidiary are not broken out separately.  The Fund intends to continue to consolidate its financial statements and will continue to generate a Consolidated Portfolio of Investments without specific reference to the assets of the Fund or the Subsidiary.

However, for the information of the Staff only, the assets of the Subsidiary included in the Consolidated Portfolio of Investments and Consolidated Statement of Assets and Liabilities as of October 31, 2013 are as follows:

Ms. Laura Hatch
June 24, 2014

State Street Euro Dollar Time Deposit	$915,947
SSgA Prime Money Market Fund	$500,000
Unrealized depreciation on swap	($603,667)
Liabilities, less other assets	($10,825)
$801,455

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If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours, /s/ John S. Marten John S. Marten

JSM
cc:	Richard W. Smirl (William Blair & Company L.L.C.)
Andrew T. Pfau (William Blair & Company L.L.C.)
Colette M. Garavalia (William Blair & Company L.L.C.)
John Raczek (William Blair & Company L.L.C.)
Maureen A. Miller (Vedder Price P.C.)